Exhibit 99.1

China Zenix Auto International Limited Reports 2016 Second Quarter Results

- Gross margin was 18.3% and cash flow from operations

reached US$5.7 million in the second quarter -

ZHANGZHOU, China, August 18, 2016 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Financial Highlights

Second Quarter 2016:

•	Revenue was RMB639.5 million (US$96.2 million) compared with RMB657.4 million in the second quarter of 2015;

•	Gross margin was 18.3% up from 14.0% in the second quarter of 2015;

•	Net profit and total comprehensive income for the period was RMB4.6 million (US$0.7 million) with earnings per American Depositary Share (“ADS”) of RMB0.09 (US$0.01) compared with net loss and total comprehensive loss of RMB14.1 million with loss per ADS of RMB0.27 in the second quarter of 2015.

First Six Months of 2016

•	Revenue was RMB1,164.9 million (US$175.3 million) compared with RMB1,379.7 million in the first six months of 2015;

•	Gross margin of 18.7%;

•	Net profit and total comprehensive income for the period was RMB1.7 million (US$0.3 million) with earnings per ADS of RMB0.03 (US$0.01);

•	Net cash flow from operations was RMB116.6 million (US$17.5 million);

•	Bank balances and cash and fixed bank deposits with maturity period over three months totaled RMB1,165.2 million (US$175.3 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “We are pleased that we returned to profitability in the second quarter. After a number of difficult quarters, our OEM sales regained growth and our gross margin continued to recover. While we await the gradual ramp-up of aluminum wheels sales, we remain optimistic on the long-term outlook of market opportunities.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We continued to maintain a strong balance sheet while implementing stringent cost controls and boosting efficiencies. Our ability to generate free cash-flow demonstrated that we are on our way to recovery. We believe that our improved financial condition strengthens our market leadership where many smaller players continue to struggle.”

2016 Second Quarter Results

Revenue for the second quarter ended June 30, 2016 was RMB639.5 million (US$96.2 million) from RMB657.4 million for the second quarter of 2015. The decline in revenue on a year-over-year basis was mainly due to weak aftermarket segment and international markets related to sluggish domestic and emerging market economies. The decline of total revenue was also attributable to the downward price adjustment in response to the lower raw material costs.

Aftermarket sales in China decreased by 4.1% year-over-year to RMB288.0 million (US$43.3 million) in the second quarter of 2016 from RMB300.3 million in the second quarter of 2015. Total unit sales in the aftermarket decreased by 3.7% year-over-year as a result of weak commercial vehicle transportation market.

Sales to the Chinese OEM market increased by 8.4% year-over-year to RMB245.5 million (US$36.9 million) in the second quarter of 2016 compared to RMB226.5 million in the same quarter of 2015. Total unit sales in the OEM market increased by 12.6% year-over-year during the second quarter of 2016. Overall OEM sales rose due to heavy-duty truck manufacturers increasing production in the second quarter of 2016.

International sales decreased by 18.8% year-over-year to RMB106.1 million (US$16.0 million) in the second quarter of 2016 compared to sales of RMB130.6 million in the second quarter of 2015. Total unit sales in the international sales decreased by 8.4% year-over-year in the second quarter of 2016 mainly due to sluggish economies in Southeastern Asian countries including Thailand, Indonesia and Burma, which have weakened the demand from these markets.

In the second quarter of 2016, domestic aftermarket sales, domestic OEM sales and international sales contributed 45.0%, 38.4% and 16.6% of revenue, respectively.

Sales of tubed steel wheels comprised 56.2% of 2016 second quarter revenue compared to 57.6% in the same quarter in 2015. Tubeless steel wheel sales represented 36.3% of second quarter revenue compared to 36.9% in the same quarter of 2015. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company. However, sales of aluminum wheels increased and accounted for 2.8% of second quarter revenue as compared to nil in the same quarter a year ago.

Second quarter gross profit increased by 27.0% to RMB117.0 million (US$17.6 million), compared to RMB92.1 million in the same quarter in 2015. Gross margin was 18.3%, compared with 14.0% in the second quarter of 2015. The increase in gross margin on a year-over-year basis was mainly due to the decline of raw material cost.

Selling and distribution expenses decreased by 17.1% to RMB51.6 million (US$7.8 million) from RMB62.3 million in the second quarter of 2015. The decrease in selling and distribution costs was primarily due to the lower transportation costs in China and fewer units shipped to the international markets in the second quarter of 2016 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 8.1% in the second quarter of 2016, compared to 9.5% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 55.7% to RMB21.1 million (US$3.2 million), compared to RMB13.6 million in the second quarter of 2015. R&D as a percentage of revenue was 3.3% in the second quarter of 2016, compared to 2.1% in the same quarter a year ago.

Administrative expenses increased by 5.4% to RMB34.0 million (US$5.1 million) from RMB32.3 million in the second quarter of 2015. As a percentage of revenue, administrative expenses were 5.3%, compared to 4.9% of revenue in the second quarter of 2015.

Net profit and total comprehensive income for the second quarter of 2016 were RMB4.6 million (US$0.7 million), compared to net loss and total comprehensive loss of RMB14.1 million in the same quarter of 2015.

Basic and diluted earnings per ADS in the second quarter of 2016 were RMB0.09 (US$0.01) compared to basic and diluted loss per ADS of RMB0.27 in the same quarter of 2015.

In the second quarter of 2016, the Company recorded cash flows from operating activities of RMB38.0 million (US$5.7 million). Capital expenditures for the purchase of property, plant and equipment in the second quarter were RMB 3.1 million (US$0.5 million). Deposits paid for acquisition of property, plant and equipment in the second quarter were RMB2.9 million (US$0.4 million).

During the second quarter of 2016 and 2015, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2016 First Six Months Results

Revenue for the first six months ended June 30, 2016 was RMB1,164.9 million (US$175.3 million) compared with RMB1,379.7 million in the first six months of 2015.

Aftermarket sales declined by 17.1% year-over-year to RMB545.0 million (US$82.0 million) in the first six months of 2016, and represented 46.8% of total six-month revenue. Sales to the Chinese OEM market decreased by 7.4% year-over-year to RMB419.4 million (US$63.1 million) and represented 36.0% of total revenue. International sales decreased by 25.5% year-over-year to RMB200.6 million (US$30.2 million) compared with the same period last year, and represented 17.2% of total revenue.

Tubed steel wheel sales for the first six months ended June 30, 2016, declined by 18.2% compared with the same period in 2015 and comprised 55.6% of revenue. Tubeless steel wheel sales decreased by 16.1% from the same period a year ago and comprised 37.2% of revenue.

Gross profit for the first six months ended June 30, 2016 was RMB217.6 million (US$32.7 million) compared with RMB191.3 million during the same period in 2015, up 13.7% year-over-year. Gross margin was 18.7% compared with 13.9% in the same period last year. Profit before taxation was RMB6.0 million (US$0.9 million), compared with loss before taxation of RMB15.9 million during the first six months of 2015.

Net profit and total comprehensive income for the first six months ended June 30, 2016, was RMB1.7 million (US$0.3 million) compared with loss and total comprehensive loss of RMB13.3 million during the same period in 2015. Basic and diluted loss per ordinary share and per ADS for the first six months ended June 30, 2016 were RMB0.01 (US$0.00) and RMB0.03 (US$0.01), respectively.

As of June 30, 2016, Zenix Auto had bank balances and cash of RMB905.2 million (US$136.2 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$39.1 million). Total bank borrowings were RMB558.0 million (US$84.0 million). Total equity attributable to owners of the Company was RMB2,565.2 million (US$386.0 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, August 18, 2016 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through September 18, 2016, at 11:59 p.m. ET. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID 13643141 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate as of June 30, 2016 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

– tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended June 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2015 Q2	2016 Q2	2016 Q2
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	657,385	639,546	96,232
Cost of sales	(565,265)	(522,519)	(78,623)

Gross profit	92,120	117,027	17,609
Other operating income	2,471	2,869	432
Net exchange gain	1,412	946	142
Selling and distribution costs	(62,284)	(51,630)	(7,769)
Research and development expenses	(13,567)	(21,120)	(3,178)
Administrative expenses	(32,251)	(34,003)	(5,116)
Finance costs	(3,423)	(5,313)	(799)

(Loss) profit before taxation	(15,522)	8,776	1,321
Income tax credit (expense)	1,433	(4,131)	(622)

(Loss) profit and total comprehensive (loss) income for the period	(14,089)	4,645	699

(Loss) earnings per share
Basic	(0.07)	0.02	—
Diluted	(0.07)	0.02	—

(Loss) earnings per ADS
Basic	(0.27)	0.09	0.01
Diluted	(0.27)	0.09	0.01

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the first six months ended June 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Six Months Ended June 30,
	2015	2016	2016
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,379,662	1,164,945	175,288
Cost of sales	(1,188,382)	(947,365)	(142,549)

Gross profit	191,280	217,580	32,739
Other operating income	6,992	3,356	505
Net exchange gain	3,462	802	121
Selling and distribution costs	(120,615)	(95,034)	(14,300)
Research and development expenses	(23,342)	(41,441)	(6,236)
Administrative expenses	(67,155)	(68,554)	(10,315)
Finance costs	(6,480)	(10,748)	(1,617)

(Loss) profit before taxation	(15,858)	5,961	897
Income tax credit (expense)	2,544	(4,226)	(636)

(Loss) profit and total comprehensive (loss) income for the period	(13,314)	1,735	261

(Loss) earnings per share
Basic	(0.06)	0.01	—
Diluted	(0.06)	0.01	—

(Loss) earnings per ADS
Basic	(0.26)	0.03	0.01
Diluted	(0.26)	0.03	0.01

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	181,905	160,384	24,133
Trade and other receivables and prepayments	613,418	644,768	97,017
Prepaid lease payments	9,425	9,425	1,418
Pledged bank deposits	28,200	32,600	4,905
Fixed bank deposits with maturity period over three months	260,000	260,000	39,122
Bank balances and cash	817,247	905,219	136,208

Total current assets	1,910,195	2,012,396	302,803

Non-Current Assets
Property, plant and equipment	1,506,318	1,441,117	216,843
Prepaid lease payments	385,874	381,162	57,353
Deferred tax assets	15,958	18,326	2,757
Intangible assets	17,000	17,000	2,558

Total non-current assets	1,925,150	1,857,605	279,511

Total assets	3,835,345	3,870,001	582,314

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	606,922	636,921	95,836
Amount due a shareholder	11,679	14,344	2,158
Taxation payable	674	3,142	473
Short-term borrowings	558,000	558,000	83,962

Total current liabilities	1,177,275	1,212,407	182,429

Deferred income	9,292	8,894	1,338
Deferred tax liabilities	85,284	83,471	12,560

Total non-current liabilities	94,576	92,365	13,898

Total liabilities	1,271,851	1,304,772	196,327

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	58,995
Reserves	2,171,282	2,173,017	326,972

Total equity attributable to owners of the Company	2,563,494	2,565,229	385,987

Total equity and liabilities	3,835,345	3,870,001	582,314

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended June 30, 2016

(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	June 30, 2016
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	8,776	1,321
Adjustments for:
Amortization of prepaid lease payments	2,356	355
Depreciation of property plant and equipment	38,664	5,818
Release of deferred income	(199)	(30)
Finance costs	5,313	799
Interest income	(2,638)	(397)

Operating cash flows before movements in working capital	52,272	7,866
Decrease in inventories	19,083	2,871
Increase in trade and other receivables and prepayments	(23,049)	(3,468)
Decrease in trade and other payables and accruals	(8,400)	(1,264)

Cash generated from operations	39,906	6,005
Interest received	2,048	308
PRC income tax refunded	510	77
PRC income tax paid	(4,441)	(668)

NET CASH FROM OPERATING ACTIVITIES	38,023	5,722

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,104)	(467)
Withdrawal of pledged bank deposits	6,500	978
Placement of pledged bank deposits	(8,100)	(1,219)
Deposits paid for acquisition of property, plant and equipment	(2,881)	(434)
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(7,523)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	7,523

NET CASH USED IN INVESTING ACTIVITIES	(7,585)	(1,142)

FINANCING ACTIVITIES
Interest paid	(6,376)	(959)
Advance from a shareholder	949	143

NET CASH USED IN FINANCING ACTIVITIES	(5,427)	(816)

NET INCREASE IN CASH AND CASH EQUIVALENTS	25,011	3,764
Cash and cash equivalents at beginning of the period	880,495	132,487
Effect of foreign exchange rate changes	(287)	(43)

Cash and cash equivalents at end of the period	905,219	136,208

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2016

(RMB and US$ amounts expressed in thousands)

	Six Months Ended
	June 30, 2016
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	5,961	897
Adjustments for:
Amortization of prepaid lease payments	4,712	709
Depreciation of property plant and equipment	77,670	11,687
Release of deferred income	(398)	(60)
Finance costs	10,748	1,617
Interest income	(5,404)	(813)

Operating cash flows before movements in working capital	93,289	14,037
Decrease in inventories	21,521	3,238
Increase in trade and other receivables and prepayments	(32,627)	(4,909)
Increase in trade and other payables and accruals	33,414	5,028

Cash generated from operations	115,597	17,394
Interest received	5,590	841
PRC income tax refunded	510	77
PRC income tax paid	(5,115)	(770)

NET CASH FROM OPERATING ACTIVITIES	116,582	17,542

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,338)	(1,255)
Withdrawal of pledged bank deposits	6,500	978
Placement of pledged bank deposits	(10,900)	(1,640)
Proceeds on disposal of property, plant and equipment	—	—
Deposits paid for acquisition of property, plant and equipment	(5,370)	(808)
Placement of fixed bank deposits with maturity periods over three months	(370,000)	(55,673)
Withdrawal of fixed bank deposits with maturity periods over three months	370,000	55,673

NET CASH USED IN INVESTING ACTIVITIES	(18,108)	(2,725)

FINANCING ACTIVITIES
New bank borrowings raised	255,000	38,270
Repayment of bank borrowings	(255,000)	(38,270)
Interest paid	(12,924)	(1,944)
Advance from a shareholder	2,665	401

NET CASH FROM FINANCING ACTIVITIES	(10,259)	(1,543)

NET INCREASE IN CASH AND CASH EQUIVALENTS	88,215	13,274
Cash and cash equivalents at beginning of the period	817,247	122,970
Effect of foreign exchange rate changes	(243)	(37)

Cash and cash equivalents at end of the period	905,219	136,207